FORM X-17A-5
PART III

SEC FILE NUMBER

8- 08680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **V.M. Manning & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E. Washington Street, Suite B

(No. and Street)

Greenville	**SC**	**29601**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B Arrington III   (864) 232-9576

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane	**China Spring**	**TX**	**76633**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

of December 31 _____, 20 19 ., are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Nelson B Arrington III
Signature



President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

V.M. Manning & Co., Inc.
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission
Including Independent Auditor's Report Thereon
For the December 31, 2019 Year-End

Contents

V.M. Manning & Co., Inc.

Independent Auditor's Opinion Report

For the year ended December 31, 2019



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of V.M. Manning & Co., Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of V.M. Manning & Co., Inc. (the "Company") as of December 31, 2019, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 20, 2020

We have served as the V.M. Manning & Co., Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

V.M. Manning & Co., Inc.

Financial Statements

As of the year ended December 31, 2019

V.M. Manning & Co., Inc.
Statement of Financial Condition
For the year ended December 31, 2019

ASSETS

Current Assets						
Checking/Savings						
Bank of TR	$	22,011.89				
Schwab Account	$	239,337.16				
Total Checking/Savings			$	261,349.05		
Other Current Assets						
Due from East Broad Tr	$	935.65				
Due from Charles Schwab	$	48,184.36				
Due from Charles Schwab	$	74,209.05				
Due from Schwab DM	$	391.33				
Total Other Current Assets			$	123,720.39		
Total Current Assets					$	385,069.44
Other Assets						
Coins	$	20,465.00				
Loan to Officer	$	10,000.00				
Total Other Assets					$	30,465.00
TOTAL ASSETS					$	415,534.44

LIABILITIES & EQUITY

LIABILITIES

Current Liabilities						
Other Current Liabilities						
Payroll Taxes Due						
SC Unemp Tax	$	16.50				
Fed Unemp Tax	$	93.00				
Employer FICA W/H	$	918.00				
Total Payroll Taxes Due			$	1,027.50		
Salary						
Accrued Salary	$	12,000.00				
Total Salary			$	12,000.00		
Total Current Liabilities					$	13,027.50
TOTAL LIABILITIES					$	13,027.50

EQUITY

Capital Stock	$	7,500.00				
Retained Earnings	$	302,296.95				
Net Income	$	85,029.99				
Accumulated OCI	$	7,680.00				
TOTAL EQUITY					$	402,506.94
TOTAL LIABILITIES & EQUITY					$	415,534.44

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Operations
For the year ended December 31, 2019

Income

Interest Earned	$	2,262.93
Mutual Fund Commissions	$	25,264.45
Management Fees	$	478,188.10
Total Income	$	505,715.48

Expense

Audit Fees	$	9,000.00
Bank Charges	$	0.10
Communications	$	2,479.32
Contributions	$	460.00
Dues & Subscriptions	$	5,357.67
Floor Brokerage Fee	$	3,236.06
Group Insurance	$	33,205.18
Income To Salesmen	$	292,311.62
Insurance	$	8,725.52
Office Supplies	$	1,119.16
Office Expenses	$	785.61
Payroll Taxes	$	22,820.63
Postage	$	189.41
Professional Fees	$	4,404.76
Client gifts	$	32.99
Rent	$	17,068.00
Utilities	$	2,497.06
Regulatory Fees	$	4,851.30
Salaries	$	6,000.00
Taxes & License	$	6,141.10
Total Expense	$	420,685.49

Net Income	$	85,029.99

Other Comprehensive Income

Unrealized Gain	$	2,705.00
Comprehensive Income	$	87,734.99

The accompanying notes are an integral part of these financial statements.

V.M. Manning & Co., Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2019

OPERATING ACTIVITIES

Net Income	$ 85,029.99	
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Due from East Broad Tr	$ (111.94)	
Due from Charles Schwab WM	$ (2,831.61)	
Due from Charles Schwab NA	$ (13,167.68)	
Due from Schwab DM	$ (391.33)	
Payroll taxes due: SC Unemp tax	$ 1.20	
Payroll taxes due: Employer FICA w/h	$ 153.00	
Accrued Salary	$ 2,000.00	
NET CASH PROVIDED FROM OPERATING ACTIVITIES		$ 70,681.63
NET CASH INCREASE FOR THE PERIOD		$ 70,681.63
CASH AT BEGINNING OF PERIOD		$ 190,667.42
CASH AT END OF PERIOD		$ 261,349.05

The accompanying notes are an integral part of these financial statements.


V.M. Manning & Co., Inc.
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2019


	Common Stock Shares	Amount	Retained Earnings	Other Comprehensive Income	Total Stockholder's Equity
Balance at January1, 2019	7,500	$7,500	$302,296.95	$4,975.00	$314,771.95
Net Income	-	-	$ 85,029.99	-	$ 85,209.99
Other Comprehensive Income	-	-	-	$2,705.00	$ 2,705.00
Balance at December 31, 2019	7,500	$7,500	$387,326.94	$7,680.00	$402,506.94


The accompanying notes are an integral part of these financial statements.


NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

RIA fees and mutual fund fee comprised 94.5%, and 5.0%, respectively, for the 2019 calendar year, both of which are recorded on an accrual basis.

Depreciation

Depreciation is calculated using the double declining method.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and the current tax provision consists of taxes currently due on net income plus deferred taxes on unrealized gains related to investment held for sale. Deferred tax assets and liabilities represent the future tax consequences of timing differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in its tax return. We currently have a NOL carry-forward loss that exceeds our current income (currently in the amount of $128,469 and is available until 2026). Due to this there is no estimate for federal or state income taxes due.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

In accordance with the Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, the Company reported Other Comprehensive Income in the amount of $2,705.00 during the year ended December 31, 2019.

Concentrations

The Company has revenue concentrations; the company specializing in trades of mutual funds for its individual and institutional customers and earns RIA fees for managing investment accounts for individuals.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

 NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company is owed from its employee $10,000.00 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party at the current rate of $1,200 per month. The total rental payments to the related party were $14,400 for the year-ended December 31, 2019, which is included as a component of rent expense on the statement of comprehensive income.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	46,714
Leasehold improvements	7 years	0
		46,714
Less – accumulated depreciation		(46,714)
Total		$ 0

Depreciation expense was $0 for the year December 31, 2019.

NOTE G – RENT

The rent expense for the year was $17,068.00; the amount paid was for the lease on the office space and parking.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable.

	Level 1	Level 2	Level 3	Total
Money Market	$ -	$ -	$ -	$ -
Securities Owned	-	-	-	-
Coins Owned	-	20,465	-	20,465
Total	$ -	$20,465	$ -	$20,465

Fair values of assets measured on a recurring basis at December 31, 2019 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
12/31/18		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	20,465	20,465
Total	$20,465	$20,465

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: unrealized gain of $2,705.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
12/31/18		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	20,465	20,465
Total	$20,465	$20,465

Cost and fair value of money market funds and marketable securities at December 31, 2018 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
12/31/18				
Held to Maturity:				
Marketable Securities	-			-
Coins	$12,785	$7,680		$20,465
Totals	$12,785	$7,680		$20,465

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE J – SUBSEQUEST EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 20, 2020 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

V.M. Manning & Co., Inc.

Supplementary Information

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019


V.M. Manning & Co., Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019


Computation of Net Capital

Total Stockholder's equity:		$ 402,506.94
Non-allowable assets:		
Prepaid Expenses	0.00	
Other Assets	30,465.00	
Fixed Assets	0.00	
Accounts receivable – other	123,720.39	(154,185.39)
Other Charges		
Other	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 248,321.55

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 869.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 243,321.55

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 13,028.00
Percentage of aggregate indebtedness to net capital	5.25%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2019	$ 248,321.55
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	0.00
NCC per Audit	248,321.55
Reconciled Difference	$ (0.00)

V.M. Manning & Co., Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $248,321.55 which was $243,321.55 in excess of its required net capital of $5,000.00. The Company's ratio of aggregate indebtedness to net capital was 5.25%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(1).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.

V.M. Manning & Co., Inc.

Supplementary Auditor's Report on Review of Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2019

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Nelson Battle Arrington, III
V.M. Manning & Co., Inc.
211 E Washington Street,
Suite B
Greenville, SC 29601

Dear Nelson Battle Arrington, III:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which V.M. Manning & Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. V.M. Manning & Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. V.M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V.M. Manning & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 20, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com



V.M. Manning & Co., Inc.
211 E Washington Street, Suite B
Greenville, SC 29601

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, V.M. Manning & Co., Inc.;

1. Claims exemption 15c3-3(k)(1) from 15c3-3;

2. We have met the identified exemption from January 01, 2019 through February 20, 2020, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Nelson B Arrington III

Nelson Battle Arrington, III
President
V.M. Manning & Co., Inc.

V.M. Manning & Co., Inc.

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019



TuttleBond
Certified Public Accountants

V.M. Manning & Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

V.M. Manning & Co., Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2019, which were agreed to by V.M. Manning & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating V.M. Manning & Co., Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. V.M. Manning & Co., Inc.'s management is responsible for V.M. Manning & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2019 through December 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC

Tuttle Bond, PLLC

China Spring, Texas
February 20, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

V.M. Manning & Co., Inc.
Supplementary Agreed Upon Procedures Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

SIPC 7 Reconcilition

			Date Paid:	Check #:	Paid To:
Total Due	$	750			
Overpayment Applied	$	-			
Balance Due after Applied Overpayment	$	378			
Paid with SIPC 6	$	372	July 18, 2019	1580	SIPC
Paid with SIPC 7	$	378	January 16, 2020	1647	SIPC
Total Paid	$	750			
Reconciled Difference (Overpayment) Underpayment	$	(0)			